As filed with the Securities and Exchange Commission on March 4, 2003
                                                  Registration No.  000-50133


             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            AMENDMENT NO. 1
                                  to
                             FORM  10-SB/A

            GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                            BUSINESS  ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          GRANT  VENTURES,  INC.
               (Name of Small Business Issuer in its charter)


                 NEVADA                           82 - 0490737
      (State or other jurisdiction of           (I.R.S. Employer
       incorporation or organization)          Identification No.)


         56 West 400 South, Suite  #220, Salt Lake City, Utah 84101
          (Address of principal executive officers)   (Zip Code)


Issuer's telephone number:    (801) 322-3401


Securities to be registered under Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
         to be so registered            each class is to be registered

                 N/A                                N/A


Securities to be registered under Section 12(g) of the Act:

                Common Stock, par value $.001 per share
                           (Title of Class)

                         GRANT VENTURES, INC.

                             FORM 10-SB

                          TABLE OF CONTENTS
                                                                         PAGE
                                PART I

ITEM 1.     Description of Business                                         3

ITEM 2.     Management's Discussion and Analysis or Plan of Operation      11

ITEM 3.     Description of Property                                        14

ITEM 4.    Security Ownership of Certain Beneficial Owners and Management  14

ITEM 5.    Directors, Executive Officers, Promoters and Control Persons    15

ITEM 6.    Executive Compensation                                          16

ITEM 7.    Certain Relationships and Related Transactions                  17

ITEM 8.    Description of Securities                                       17

                                    PART II

ITEM 1.    Market Price of and Dividends on Registrant's Common Equity
            and Other Shareholder Matters                                  18

ITEM 2.    Legal Proceedings                                               20

ITEM 3.    Changes in and Disagreements with Accountants                   20

ITEM 4.    Recent Sales of Unregistered Securities                         20

ITEM 5.    Indemnification of Directors and Officers                       20

                                   PART F/S

           Financial Statements                                            21

                                   PART III

ITEM 1.    Index to Exhibits                                               37

ITEM 2.    Description of Exhibits                                         37

           Signatures                                                      37

                                    PART I


ITEM  1.      Description of Business

Business Development

    History

    Grant Ventures, Inc. ("the Company") was organized as Grant Silver, Inc. in the State of Idaho on July 1, 1983 for the primary purpose of locating, acquiring and developing mineral resource prospects. Following its inception, the Company acquired certain unpatented mining claims located in the Miller Mountain Mining District near Idaho City, Idaho. The Company engaged in exploratory and development work on its claims, however the claims were ultimately abandoned and the Company was inactive until 1995.

    In November 1995, new management took control with the purpose to actively seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. At a special meeting of shareholders held in April 1996, the shareholders approved a one share for ten shares reverse stock split and authorized to Company to raise funds to be used for working capital by way of a private placement of common stock.

    On September 15, 1997, the Company held a special meeting of shareholders in anticipation of the proposed acquisition and plan of reorganization agreement with BrewServ Corporation ("BrewServ"), a holding company having its principal offices in Cincinnati, Ohio. At the meeting, the shareholders approved the proposal to change the corporate name to BrewServ Corporation and to effect a reverse stock split of the Company's issued and outstanding shares of common stock on a .65 shares for one share basis.

On October 30, 1997, the Company finalized the acquisition of BrewServ by exchanging 3,750,000 shares of authorized, but previously unissued common stock (post-split), for all the issued and outstanding shares of BrewServ capital stock. As a term of the acquisition, one of the Company's shareholders agreed to return for cancellation, 16,000,000 shares (pre-split) of common stock. Also in connection with the acquisition, the Company sold an additional 350,000 shares of its authorized, but previously unissued common stock, to a single entity for the cash price of $.10 per share. As a result of the acquisition, BrewServ became a wholly owned subsidiary of the Company.

Following the acquisition, the Company became engaged in the business of BrewServ. Prior to its acquisition by the Company, BrewServ acquired three companies, Buckley's Grille & Brewery, Inc. ("BGB"), MiMo Development, Inc. ("MiMo") and The Cider People, Inc. ("CPI"), all of which became subsidiaries. CPI produced and distributed Doc Smitty's Draft Cider and Doc Smitty's Cinnamon Cider, Hard (alcohol) apple cider-based products. MiMo operated two The Coffee Beanery franchises, a specialty coffee retail operation in Cincinnati, Ohio. BGB was formed to operate multi-unit casual theme restaurants offering a moderately upscale, casual dining menu, on-premise hand-crafted beers and an authentic Irish pub.

    In 1998, Pete Wells, a shareholder who subsequently became a director and President of the Company, brought a lawsuit for the benefit of the Company against the Company. The action entitled Pete Wells for the benefit of BrewServ Corporation vs. BrewServ Corporation (Third Judicial District Court, Salt Lake County, Utah), sought rescission of the BrewServ acquisition and the return of all shares issued pursuant to the transaction. BrewServ failed to defend the action resulting in a default judgment. On July 27, 1999, the Court issued its Order and Judgment whereby the reorganization agreement between the Company and BrewServ was rescinded and all shares of the Company's capital stock issued pursuant to the reorganization were cancelled. In January 2000 the Company changed its name to Grant Ventures, Inc.

    In May 2001, the shareholders voted to relocate the Company's domicile of incorporation from Idaho to the State of Nevada. This was accomplished by merging the Idaho corporation with and into an existing Nevada corporation, which became the surviving entity. The effective date of the merger was July 9, 2001. The Company then issued shares of common stock in the Nevada corporation to the shareholders of the Idaho corporation in exchange for their shares in the Idaho entity.

    Stock Splits

    On April 9, 1996, the Company effected a reverse stock split of its issued and outstanding common stock on a one share for ten basis. On September 15, 1997, the Company effected a second reverse-split of its common shares on a 0.65 share for one shares basis. On August 10, 1998, the Company effected another reverse stock split on a one share for one and one-half (1.5) shares basis.

    On September 27, 2000, the Board approved a forward stock split on a two shares for one share basis, which was effected on October 30, 2000. On February 15, 2002, the Company again effected a reverse stock split on a one share for two shares basis, which resulted in a total of 4,308,049 shares being issued and outstanding at that date. Unless otherwise indicated all subsequent references herein to the outstanding shares of the Company will reflect the two aforementioned stock splits.

    Current Business Activities

    The Company is classified as a development stage company and is actively seeking potential business opportunities with the intent to acquire or merge with such businesses. Its principal purpose is to locate and consummate a merger or acquisition with a private entity.

    The Company is voluntarily filing this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Management also believes that this could possibly make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of filing this registration statement, the Company is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

    Any target acquisition or merger candidate will become subject to the same reporting requirements as the Company following consummation of any transaction. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

    Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

    The Company's principal executive offices are located at 56 West 400 South, Suite #220, Salt Lake City, Utah 84101, and its telephone number is
(801) 322-3401.

    Sources of Business Opportunities

    Management intends to use various resources in its search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain, on a fee basis, professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.

    To date, the Company has not engaged in or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Company management has in the past consulted with Williams Investment Company ("Williams Investment"), a consulting company located in Salt Lake City, Utah, principally owned by H. Deworth Williams, a principal shareholder of the Company and father of the Company's Secretary and director, Geoff Williams. Because there is no agreement or understanding with Williams Investment, the Company may use other consultants if it so elects. However, due to its past experience, the Company may use the consulting and advisory services of Williams Investment. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

    If the Company elects to engage an independent consultant, it will look to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would prefer to engage a consultant that will provide services for nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

    The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

    Evaluation

    Once the Company identifies a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted, or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the available preliminary information. Management, in its discretion, may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

    In evaluating potential business opportunities, management will consider, to the extent relevant to the specific opportunity, several factors including:

    *    potential benefits to the Company and its shareholders;
    *    working capital;
    *    financial requirements and availability of additional financing;
    *    history of operation, if any;
    *    nature of present and expected competition;
    *    quality and experience of management;
    *    need for further research, development or exploration;
    *    potential for growth and expansion;
    *    potential for profits; and
    *    other factors deemed relevant to the specific opportunity.


    Because the Company has not yet located or identified any specific business opportunity, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

    Form of Potential Acquisition or Merger

    The Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific opportunity will depend upon the nature of its business, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or other form of consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company presently does not intend to participate in an opportunity through the purchase of a minority stock position.

    Because the Company has no assets and a limited operating history, in the event it successfully acquires or merges with an operating business, it is likely that current shareholders will experience substantial dilution. It is also probable that there will be a change in control of the Company. The owners of the business which the Company acquires or mergers with will most likely acquire effective control following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities. Instead, management will attempt to negotiate the best possible agreement for the benefit of the shareholders.

    Presently, management does not intend to borrow funds to compensate any person, consultant, promoter or affiliate in relation to the consummation of a potential merger or acquisition. However, if the Company engages any outside advisor or consultant in its search for business opportunities, it may be necessary to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available would be the private sale of securities. These possible private sales would most likely have to be to persons known by the officers and directors or to venture capitalists that would be willing to accept the risks associated with investing in a company with limited operations. Because the Company is a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on reasonable and/or acceptable terms.
Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates to raise funds.

    There exists a possibility that the terms of any future acquisition or merger transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to a person or persons instrumental in facilitating the transaction. No criteria or limits have been established for the determination of an appropriate finder's fee, although it is likely that any fee will be based upon negotiations by management, the business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. However, if such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise the affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would most likely have such an arrangement ratified by the shareholders in an appropriate manner.

    The Board of Directors believes that it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest.
Any possible related party transaction of this type would have to be ratified by a disinterested Board and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, no officer, director, affiliate or associate has had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

    Rights of Shareholders

    Management anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Nevada law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders.
Thus, if shareholders holding a majority of the outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the Exchange Act if the action is taken by written consent.

    Under Nevada corporate laws, shareholders may be entitled to assert dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Nevada law. Also, shareholders will be entitled to dissenters' rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert dissenter's rights and obtain the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.

    Competition

    Because no potential business opportunity has been identified, the Company is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to its lack of funds, it may be difficult to successfully compete with these other companies.

    Employees

    As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

    Facilities

    The Company is currently using as its principal place of business the business offices of two of its directors, Geoff Williams and Bobbi Heywood, located in Salt Lake City, Utah. The facilities are shared with other businesses.

    Although the Company has no written agreement and currently pays no rent for the use of its facilities, it is contemplated that at such future time as the Company acquires or merges with an operating business, it will secure commercial office space from which it will conduct business. However, until such time as it completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

    Industry Segments

    No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

    Risk Factors Related to the Company's Business

    The Company is, and will be, subject to substantial risks specific to a particular business or business opportunity, which specific risks cannot be ascertained until a potential acquisition or merger candidate has been identified. However, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include the types of risk factors outlined below.

    The Company has had only a brief operating history

    The Company has had only a brief operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

    The Company has no assets and no source of revenue

    The Company currently has no assets or revenues. It is unlikely that the Company will receive any revenues until it completes an acquisition or merger. There can be no assurance that any acquired business will produce material revenues or that any such business will operate on a profitable basis.

    The Company's auditors have expressed a going concern opinion

    The Company's independent auditors discuss in their report the Company's ability to continue as a going concern. The auditors include a statement that: "[t]he ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital it could be forced to cease operations". Further, if the Company is not able to secure necessary funding or to consummate a successful acquisition or merger, it may be forced to cease operations. See Note 3 to financial statements included herewith.

    Discretionary use of proceeds

    The Company is not currently engaged in any substantive business activities other than looking for and investigating business opportunities. Accordingly, management has broad discretion with respect to the potential acquisition of assets, property or business or the raising of funds. Management will also have broad discretion in the application of any realized funds and there can be no assurance that the Company's use or allocation of such proceeds will allow it to achieve its business objectives.

    No substantive disclosure relating to prospective acquisitions

    Because the Company has not yet identified a specific industry or business in which it may eventually become involved, prospective investors presently have no substantive information upon which to base a decision whether to invest in the Company. Investors currently have no basis to evaluate the comparative risks and merits of investing in a business in which the Company may acquire. Most assuredly, prospective investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company gives no assurance that it will ultimately raise funds or that if it does, an investment in the Company will not ultimately prove to be less favorable than a direct investment.

    Future acquisition or merger may result in substantial dilution

    The Company is currently authorized to issue 50,000,000 shares of common stock, of which 6,000,000 shares are outstanding as of the date hereof. The issuance of additional shares in connection with any acquisition, merger or the raising of capital may result in substantial dilution to current shareholders.

    Management will devote only minimal time to the Company

    Presently, the Company's three directors have other full time obligations and will devote only such time to the Company as necessary to maintain its viability. Thus, because of other time commitments, together with the fact that the Company has no business operations, management anticipates devoting only a minimal amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition candidate.

    Effective voting control held by directors and principal shareholders

    The Company's directors and two principal shareholders own in the aggregate approximately 95% of the outstanding voting securities of the Company. No other single shareholder owns in excess of 5%. Accordingly, the current directors and two principal shareholders will have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other shareholders.

    No active market for Company's common stock

    The Company's common stock is currently included in the "pink sheets," although there has been only minimal, sporadic trading in the shares. The Company intends to apply for listing its common stock on the OTC Bulletin Board, although there can be no assurance that any such market will ever develop or be maintained. Any active trading market for the common stock that may develop in the future will most likely be very volatile and numerous factors, beyond the control of the Company, may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement may the Company apply to have its securities quoted on the OTC Bulletin Board.
In the event that the Company loses its status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board would be jeopardized.

ITEM 2.    Management's Discussion and Analysis or Plan of Operation

    The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

    The Company is considered a development stage company with no assets or capital and with no material operations or income. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by advances from shareholders of the Company. It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

    In the opinion of management, inflation has not and will not have a material effect on the operations until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

    Plan of Operation

    During the next 12 months, management will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers, directors and/or principal shareholders to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, directors have agreed to defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital.
In the event the Company does need to raise capital, most likely the only method available would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on reasonable and acceptable terms.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be retained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

    Net Operating Loss

    The Company has accumulated approximately $68,000 of net operating loss carry forwards as of December 31, 2002. This loss carry forward may be offset against taxable income and income taxes in future years and expires in the year 2022. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 2002 because it has been fully offset by a valuation reserve. The use of future tax benefit is undeterminable because the Company presently has no operations.

    Recent Accounting Pronouncements

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocatable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimatable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company has not adopted SFAS 141 and SFAS 142 believes that such adoption will not affect the Company's financial statements.

    The Company has adopted the provisions of FIN 44 Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.) This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's financial statements

    On August 16, 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Although the Company has not completed the process of determining the effect of this new accounting pronouncement, management currently expect that the effect of SFAS No. 143 on the Company's financial statements, when it becomes effective, will not be significant.

    In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Although SFAS 144 supersedes SFAS 121, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting-the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of, by sale, abandonment, or in a distribution to owners, or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We believe the adoption of SFAS 144 will not have a significant effect on the Company's financial statements.

    In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe this pronouncement will have a material effect on the Company's financial statements.

    In October 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective October 1, 2002. The adoption of the applicable provisions of SFAS 147 did not have an effect on the Company's consolidated financial statements.

    In December 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" (SFAS 148). SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. SFAS 148 is effective for fiscal years beginning after December 15, 2003. We are currently reviewing SFAS 148.

    Inflation

    In the opinion of management, inflation has not had a material effect on the operations of the Company.

    Forward Looking and Cautionary Statements

    This registration statement contains certain forward-looking statements and readers should be advised that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to the ability to:

    * search for appropriate business opportunities and subsequently acquire or merge with such entities;
    *    meet its cash and working capital needs;
    *    maintain its existence as a viable entity; and
    * other risks detailed in the Company's periodic report filings with the SEC.


ITEM 3.    Description of Property

    The Company does not presently own any property.


ITEM 4.    Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth information, to the best of the Company's knowledge, as of December 31, 2002, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name and Address                  Amount and Nature of        Percent
of Beneficial Owner               Beneficial Ownership        of Class(1)

Pete Wells *                              15,000               0.25%
 P.O. Box 844
 Tooele, UT 84074
Geoff Williams *                       1,696,286               28.3%
  54 West 400 South, Suite 220
  Salt Lake City, UT 84101
H. Deworth Williams                    2,004,519               33.4%
  54 West 400 South, Suite 220
  Salt Lake City, UT 84101
Edward F. Cowle                        2,013,601               33.6%
  6 East 45th Street, 10th Floor
  New York, NY 10017
All directors and officers             1,711,286               28.5%
  a group (3 persons)

    *    Director and/or executive officer

    Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

   (1) Based upon 6,000,000 shares of common stock outstanding on December 31, 2002.

ITEM 5. Directors, Executive Officers, Promoters and Control Persons Executive Officers and Directors

    The executive officers and directors of the Company are as follows:

        Name          Age             Position

    Pete Wells         54        President and Director
    Geoff Williams     31        Secretary and Director
    Bobbi Heywood      29        Treasurer and Director

    All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, due to the Company's lack of funds, directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. During the year ended December 31, 2002, directors performed minimal services related to the Board and elected not to receive any compensation. The aggregate amount of services performed was not considered material for accounting purposes. One director, did perform services related to Company business on a contract basis and was compensated with shares of the Company's common stock. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

    None of the Company's directors are currently, nor for the past three years have been, a director of a "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers, except as set forth below in their respective resumes.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

    All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    The business experience of each of the persons listed above during the past five years is as follows:

    Pete Wells. Mr. Wells became a director of the Company on August 20, 1996 and was appointed President at the same time. Mr. Wells lives in Salmon, Idaho and attended Eastern Idaho Technical College and Idaho State University. Mr. Wells graduated with an Engineering Degree, Nuclear Science Degree and an Environmental Health Physics Degree. From 1996 to 2000, Mr. Wells was self employed as a financial consultant. From October 2000 to August 2001, he worked as a radiation control technician for Envirocare of Utah. From January 2002 to the present, Mr. Wells has worked as a technician for Aspen Ridge Corporation.

    Mr. Wells has been an executive officer and director of the following companies, each of which may be considered a blank check company: Bull Trout Lake (President and Director from 1996 to the present) Gem State Consolidated Mines (President and Director from 1997 to the present) GMMT, Inc. (President and Director from 1996 to the present); Green Mnt. Equipment (President and Director from 1996 to the present); Green Mnt. Merger (President and Director from 1996 to the present); Green Mnt. Minerals, Inc. (President and Director from 1996 to the present); Red Mountain Inc. (President and Director from 1996 to the present).

    Geoff Williams. Mr. Williams became Secretary and a director of the Company in July 2001. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams attended the University of Utah and California Institute of the Arts.

    Mr. Williams has been an executive officer and director of the following companies that may also be deemed blank check companies: Calypso Financial Services, Inc. (Secretary and director from 1999 to the present); Consolidated Travel Systems, Inc. (Director since August 1999 and President from February 2001 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and director from 1999 to the present); Ocean Express Lines, Inc. (President and director from February 2000 to the present); RAKO Capital Corporation (President and director from February 2001 to the present); and Westgate Acquisitions Corp. (Secretary and director from 1999 to the present).

    Bobbi Heywood. Ms. Heywood became Treasurer and a director of the Company in July 2001. From 2000 to the present, Ms. Heywood has been an office manager with Williams Investments Company in Salt Lake City, Utah. From 1998 to 2000, Ms. Heywood was office manager of Mountain State Tile, a tile company located in Sandy, Utah, and from 1997 to 1998, she was project manager with Scandia Construction, Inc. in St. George, Utah. Ms. Heywood also worked as an office manager for Silver Spur Painting in St. George, Utah from 1996 to 1997. Ms. Heywood has attended Dixie College in St. George, Utah and Salt Lake Community College.

    Ms. Heywood has also been an executive officer and/or director of the following companies, each of which is considered a blank check company:
Ocean Express Lines, Inc. (Secretary and director from February 2000 to the present); and RAKO Capital Corporation (Secretary and director from February 2001 to the present).


ITEM 6.    Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2002 and 2001, except for the issuance of 1,691,951 shares to Geoff Williams in 2002 for services to the Company valued at $33,839. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.    Certain Relationships and Related Transactions

    Except as set forth below, there have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

    On February 24, 2002, the Company issued 1,691,951 shares to Geoff Williams in exchange for services rendered to and on behalf of the Company. Mr. Williams serves as the Company's Secretary and a director. The Company valued the shares issued to Mr. Williams at $0.02 per share.

    Doctrine of Corporate Opportunities

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in corporate minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board rejects an opportunity so presented, and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to customarily be between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders and/or a disinterested Board of Directors. See Item 1 "Description of Business - Form of Potential Acquisition or Merger" above.


ITEM 8.    Description of Securities

Common Stock

    The Company is authorized to issue 50,000,000 shares of common stock, par value $.001 per share, of which 6,000,000 shares are issued and outstanding as of the date hereof. This number reflects and includes all adjustments for prior stock splits.

    All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to:

    * one non-cumulative vote for each share held of record on all matters submitted to a vote of the shareholders;

    * to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and

    * to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.

    Shareholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.



                                 PART II


ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

    The Company's common stock is currently included in the "pink sheets," although there has been only limited and sporadic trading in the shares. The Company intends to make an application to the NASD for its shares to be quoted on the OTC Bulletin Board. The application consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTCBB permits price quotations for the Company's shares to be published by such service.
Although the Company intends to submit its application to the OTCBB subsequent to the filing of this registration statement, the Company does not anticipate its shares to be actively traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for the application to the OTCBB, there are no plans, proposals, arrangements or understandings with any person concerning the further development of a trading market in any of the Company's securities.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.


    The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.
Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The Nasdaq Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of December 31, 2002 there were approximately 53 holders of record of the Company's common stock. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

    Because all of the Company's outstanding shares of common stock were issued pursuant to exemptions under the 1933 Act, all the shares were initially deemed restricted securities. Corporate records indicate that all of the Company's issued and outstanding shares of common stock were issued between 1983 and 2002 in various isolated, private transactions. The Company has relied upon the exemption provided by Section 4(2) of the 1933 Act in the issuance of its shares. To the best knowledge of the Company, no private placement memorandum was used in relation to the issuance of shares.

    Under Rule 144(k) of the 1933 Act, the requirements of paragraphs (c),
(e), (f), and (h) of Rule 144 do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least two years prior to their sale. Thus of the Company's total outstanding shares, 270,594 shares are considered freely tradeable pursuant to Rule 144(k) and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. For purposes of this registration statement only, a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 270,594 shares owns more than five percent (5%) of the Company's total outstanding shares.

    The remaining 5,729,406 shares are considered restricted securities and presently held by four shareholders. Of these restricted shares, 4,037,455 are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144. The balance of 1,691,951 shares have been outstanding for less than one year and are not eligible for sale under Rule 144.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the 1933 Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of

    * the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale;

    *    1% of the shares then outstanding.


    In order for a shareholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations of Rule 144.

    The SEC has informed the Company that, based on a letter dated January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at the NASD, the SEC's view is that securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933. The SEC's view would be applicable to the 5,729,406 shares of restricted shares referenced above.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.


ITEM 2.    Legal Proceedings

    There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.


ITEM 3.    Changes in and Disagreements With Accountants

    This Item is not applicable.


ITEM 4.    Recent Sales of Unregistered Securities


    On February 24, 2002, the Company issued 1,691,951 shares to Geoff Williams, Secretary and a director of the Company, in exchange for services rendered to the Company. For purposes of this transaction, the Company valued the shares issued to Mr. Williams at $0.02 per share. The issuance was made pursuant to a private, isolated transaction in reliance upon the exemption from the registration provisions of the Securities Act of 1933 provided by Section 4(2) of that Act.


ITEM 5.    Indemnification of Directors and Officers

    As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

    The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

    The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

    The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

    The Company has designated Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, as its transfer agent.



                                 PART F/S

The Company's financial statements for the fiscal years ended December 31, 2002 and 2001 have been examined to the extent indicated in their reports by H J & Associates, L.L.C., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the SEC and are included herein in response to Part F/S of this Form 10-SB.

                             GRANT VENTURES, INC.
                         (A Development Stage Company)

                            FINANCIAL STATEMENTS

                             December 31, 2002


                              C O N T E N T S



Independent Auditors' Report                                       F-3

Balance Sheet                                                      F-4

Statements of Operations                                           F-6

Statements of Stockholders' Equity (Deficit)                       F-7

Statements of Cash Flows                                           F-9

Notes to the Financial Statements                                 F-11

                        INDEPENDENT AUDITORS' REPORT

The Board of Directors
Grant Ventures, Inc.
(A Development Stage Company)
Salmon, Idaho


We have audited the accompanying balance sheet of Grant Ventures, Inc. (a development stage company) as of December 31, 2002, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2002 and 2001 and from inception on July 1, 1983 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period July 1, 1983 (inception) through December 31, 1996 were audited by other auditors whose report dated September 30, 1997 expressed an unqualified opinion on those statements. The financial statements for the period July 1, 1983 (inception) through December 31, 1996 include total revenues, stockholders' equity (deficit), and accumulated deficit of $0, $600, and $16,100, respectively. The statements of operations, stockholders' equity (deficit), and cash flows for the period July 1, 1983 (inception) through December 31, 2002, insofar as they relate to amounts for prior periods through December 31, 1996, are based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Ventures, Inc. (a development stage company) as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, and from inception on July 1, 1983 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with a deficit in working capital, shareholders' deficit, and no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
February 18, 2003

                             GRANT VENTURES, INC.
                         (A Development Stage Company)
                                Balance Sheet

                                   ASSETS
                                  --------

                                                                 December 31,
                                                                      2002
                                                                  ----------

CURRENT ASSETS

  Cash                                                            $        -
                                                                  ----------
    Total Current Assets                                                   -
                                                                  ----------

    TOTAL ASSETS                                                  $        -
                                                                  ==========


  The accompanying notes are an integral part of these financial statements.

                           GRANT VENTURES, INC.
                       (A Development Stage Company)
                         Balance Sheet (Continued)


                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                  ----------------------------------------------

                                                                          December 31,
                                                                               2002
                                                                           ----------
CURRENT LIABILITIES

  Accounts payable                                                         $    2,471
  Due to shareholder (Note 4)                                                  24,927
                                                                           ----------

   Total Current Liabilities                                                   27,398
                                                                           ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock; 50,000,000 shares authorized at
  $0.001 par value, 6,000,000
    issued & outstanding                                                        6,000
Additional paid in capital                                                    178,339
Deficit accumulated during the development stage                             (211,737)
                                                                           ----------
    Total Stockholders' Equity (Deficit)                                      (27,398)
                                                                           ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
     (DEFICIT)                                                             $        -
                                                                           ==========


   The accompanying notes are an integral part of these financial statements.

                             GRANT VENTURES, INC.
                        (A Development Stage Company)
                           Statements of Operations


                                                          For the              From
                                                           Years           Inception on
                                                           Ended              July 1,
                                                        December 31,       1983 through
                                                   ----------------------- December 31,
                                                       2002         2001         2002
                                                   ----------   ----------   ----------
REVENUES                                           $        -   $        -   $        -

EXPENSES                                               47,857        2,359      211,737
                                                   ----------   ----------   ----------
NET LOSS                                           $  (47,857)  $   (2,359)  $ (211,737)
                                                   ==========   ==========   ==========
BASIC NET LOSS PER SHARE
                                                   $    (0.01)  $    (0.00)
                                                   ==========   ==========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                             5,746,203    4,308,049
                                                   ==========   ==========


The accompanying notes are an integral part of these financial statements.

                             GRANT VENTURES, INC.
                        (A Development Stage Company)
                    Statements of Stockholders' Equity (Deficit)
             From Inception on July 1, 1983 through December 31, 2002

                                                                              Deficit
                                                                             Accumulated
                                         Common Stock                         During the
                                   ------------------------    Additional    Development
                                     Shares        Amount    Paid-in Capital    Stage
                                   ----------    ----------    ----------    ----------
Balance at inception on
July 1, 1983                                -    $        -    $        -    $        -

Common stock issued for
mining claims on July 2,
1983 at $0.04 per share               216,699           217         7,783             -
                                   ----------    ----------    ----------    ----------
Balance, December 31, 1984            216,699           217         7,783             -

Net Loss for the year ended
December 31, 1984                           -             -             -        (8,000)
                                   ----------    ----------    ----------    ----------

Net Loss for the period December
31, 1984 through December 31, 1995          -             -             -             -
                                   ----------    ----------    ----------    ----------
Balance, December 31, 1995            216,699           217         7,783        (8,000)

Common stock issued for cash on
April 19, 1996 at $0.02 per share   3,466,650         3,467         4,033             -

Net Loss for the year ended
December 31, 1996                           -             -             -          (565)
                                   ----------    ----------    ----------    ----------
Balance, December 31, 1996          3,683,349         3,684        11,816        (8,565)

Common shares canceled on
September 15, 1997                 (3,466,650)       (3,467)        3,467             -

Net Loss for the year ended
December 31, 1997                           -             -             -        (7,535)
                                   ----------    ----------    ----------    ----------
Balance, December 31, 1997            216,699           217        15,283       (16,100)

Common shares issued at $0.08
per share on August 5, 1998
for services rendered                  66,350            66         4,934             -

Net Loss for the year ended
December 31, 1998                           -             -             -        (5,000)
                                   ----------    ----------    ----------    ----------
Balance, December 31, 1998            283,049    $      283    $   20,217    $  (21,100)
                                   ----------    ----------    ----------    ----------


The accompanying notes are an integral part of these financial statements.

                             GRANT VENTURES, INC.
                        (A Development Stage Company)
              Statements of Stockholders' Equity (Deficit) (Continued)
             From Inception on July 1, 1983 through December 31, 2002


                                                                               Deficit
                                                                             Accumulated
                                         Common Stock                         During the
                                   ------------------------    Additional    Development
                                     Shares        Amount    Paid-in Capital    Stage
                                   ----------    ----------    ----------    ----------
Balance, December 31, 1998            283,049    $      283    $   20,217    $  (21,100)

Common shares issued to directors
at $0.03 per share on August
30, 1999 for services rendered      4,000,000         4,000       116,000             -

Common shares issued to directors
at $0.40 per share on September
16, 1999 for services rendered         25,000            25         9,975             -

Net Loss for the year ended
December 31, 1999                           -             -             -      (130,000)
                                   ----------    ----------    ----------    ----------
Balance, December 31, 1999          4,308,049         4,308       146,192      (151,100)

Net Loss for the year ended
December 31, 2000                           -             -             -       (10,421)
                                   ----------    ----------    ----------    ----------
Balance, December 31, 2000          4,308,049         4,308       146,192      (161,521)

Net Loss for the year ended
December 31, 2001                           -             -             -        (2,359)
                                   ----------    ----------    ----------    ----------
Balance, December 31, 2001          4,308,049         4,308       146,192      (163,880)

Common shares issued to directors
at $0.02 per share on February
24, 2002 for services rendered      1,691,951         1,692        32,147             -

Net Loss for the year
ended December 31, 2002                     -             -             -       (47,857)
                                   ----------    ----------    ----------    ----------
Balance, December 31, 2002          6,000,000    $    6,000    $  178,339    $ (211,737)
                                   ==========    ==========    ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                               GRANT VENTURES, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                        From
                                                                    Inception on
                                          For the years ended          July 1,
                                                December 31,         1983 Through
                                         ------------------------    December 31,
                                            2002          2001          2002
                                         ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                               $  (47,857)   $   (2,359)  $  (211,737)
  Adjustments to reconcile net
   cash used by operating activities:
  Common stock issued for services
   rendered                                  33,839             -       168,839
 Changes in operating assets and
   liabilities:
  Increase (decrease) in accounts
    payable                                     318         2,359        13,698
  Increase in accounts payable
    related party                            13,700             -        13,700
  Decrease of mining claims                       -             -         8,000
                                         ----------    ----------    ----------
  Net Cash (Used) by
   Operating Activities                           -             -        (7,500)
                                         ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES              -             -             -
                                         ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES

  Sale of common stock                            -             -         7,500
                                         ----------    ----------    ----------
  Net Cash Provided by
   Financing Activities                           -             -         7,500
                                         ----------    ----------    ----------
NET DECREASE IN CASH                              -             -             -
                                         ----------    ----------    ----------
CASH AT BEGINNING OF PERIOD                       -             -             -
                                         ----------    ----------    ----------
CASH AT END OF PERIOD                    $        -    $        -    $        -
                                         ==========    ==========    ==========


   The accompanying notes are an integral part of these financial statements.

                               GRANT VENTURES, INC.
                          (A Development Stage Company)
                       Statements of Cash Flows (continued)

                                                                       From
                                                                    Inception on
                                           For the Years Ended         July 1,
                                               December 31,         1983 Through
                                         ------------------------   December 31,
                                            2002          2001          2002
                                         ----------    ----------    ----------
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION

CASH PAID FOR:

    Interest                             $        -    $        -    $        -
    Income Taxes                         $        -    $        -    $        -


NON CASH FINANCING ACTIVITIES

Common stock issued for services         $   33,839    $        -    $  168,839
Common stock issued for mining claims    $        -    $        -    $    8,000


   The accompanying notes are an integral part of these financial statements.

                              GRANT VENTURES, INC.
                         (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2002 and 2001


NOTE 1 - ORGANIZATION AND HISTORY

         a.  Organization

         The Company was organized in the State of Idaho on July 1, 1983 under the name Grant Silver, Inc. for the purpose of obtaining and developing mining properties. On July 2, 1983, mining claims were obtained by the Company through the issuance of common stock. The funds necessary to develop and operate these mining claims were never obtained, and the claims were allowed to lapse in the year ended December 31, 1984 due to non-maintenance. All of these claims were ultimately abandoned and losses were realized. The Company then ceased all operations and has been dormant.

         In September 1997, in conjunction with a proposed merger, the Company changed its name to BrewServ Corporation. In October 1997, the Company acquired BrewServ Corporation, an Ohio entity ("BrewServ Ohio")by issuing 3,750,000 shares of its common stock in exchange for all the outstanding shares of BrewServ Ohio. As a result of this acquisition ("the acquisition"), BrewServ Ohio became a wholly-owned subsidiary of the Company.

         Prior to its acquisition by the Company, BrewServ Ohio acquired three companies: Buckley's Grille & Brewery, Inc., MiMo Development, Inc., and the Cider People, Inc., all of which became wholly-owned subsidiaries of the Company in the acquisition.

         In 1998, the Company's president brought a lawsuit against the BrewServ Ohio subsidiary on behalf of the Company. The action sought a rescission of the acquisition and the return of all shares issued pursuant to the transaction. BrewServ Ohio failed to defend the action, resulting in a default judgment. On
         July 27, 1999, an Order and Judgment was issued whereby the reorganization agreement between the Company and BrewServ Ohio was rescinded, and all the shares of the Company's capital stock issued pursuant to the reorganization were cancelled. In January 2000 the Company changed its name to Grant Ventures, Inc.

         On May 30, 2001, the Company's shareholders voted to relocate the Company's domicile of incorporation from Idaho to Nevada.
         This was accomplished by merging the Company with and into an existing Nevada corporation called North Ridge Corporation, which had changed its name to Grant Ventures, Inc. prior to its merger with the Company as a stipulation of the merger agreement. The effective date of the merger was July 9, 2001. The Company then issued shares of common stock in the Nevada corporation to the shareholders of the Idaho corporation in exchange for their shares in the Idaho entity. The Nevada corporation was the surviving entity, and the Idaho entity was dissolved.

         b.  Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                             GRANT VENTURES, INC.
                         (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2002 and 2001


NOTE 1 - ORGANIZATION AND HISTORY (Continued)


         c.  Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         d.  Basic Loss Per Share

         The computation of basic loss per share is based on the weighted average number of shares issued and outstanding during the periods of the financial statements as follows:

                                                           December 31,
                                                    -------------------------

                                                        2002         2001
                                                    -----------   -----------

               Numerator - (loss)                   $   (47,857)  $    (2,359)
               Denominator - weighted average number
               Of shares outstanding                  5,746,203     4,308,049
                                                    ------------  -----------

               (Loss) per share                     $     (0.01)  $     (0.00)
                                                    ===========   ===========

         e.  Provision for Taxes

         Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                             GRANT VENTURES, INC.
                         (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2002 and 2001

NOTE 1 - ORGANIZATION AND HISTORY (Continued)


         e.  Provision for Taxes (Continued)


         Net deferred tax liabilities consist of the following components as of December 31, 2002 and 2001:

                                                          2002         2001
         Deferred tax assets:                         ----------   ----------
            NOL Carryover                             $   26,700   $    7,896

         Deferred tax liabilities:
            Valuation allowance                          (26,700)       7,896
                                                      ----------   ----------
                    Net deferred tax asset            $        -   $        -
                                                      ==========   ==========

         The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2002 and 2001 due to the following:

                                                          2002         2001
                                                      ----------   ----------
         Book Income                                  $  (18,664)  $     (896)
         Stock for Services/Options Expense                    -            -
         Depreciation                                          -            -
         State Tax Expense                                   100            -
         Meals & Entertainment                                 -            -
         Other                                                 -            -
         Valuation allowance                              18,564          896
                                                      ----------   ----------
                                                      $        -   $        -
                                                      ==========   ==========

         At December 31, 2002, the Company had net operating loss carryforwards of approximately $68,000 that may be offset against future taxable income from the year 2002 through 2022. No tax benefit has been reported in the December 31, 2002 consolidated financial statements since the potential tax benefit is offset by valuation allowance of the same amount.

         Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

                             GRANT VENTURES, INC.
                         (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2002 and 2001


         f.  Use of Accounting Estimates

         The preparation of financial statements in conformity with generally accepted accounting principals requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         g.  Revenue Recognition

         The Company has no significant source of revenues. Revenue recognition policies will be determined when principal operations commence.

         h.  Newly Issued Accounting Pronouncements

         During the year ended December 31, 2002 the Company adopted the provisions of FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," FASB Statement
         No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," and FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123 (SFAS 148)." Management does not believe these pronouncements will have a material effect on the Company's financial statements.

         i.  Executive Compensation

         During the year ended December 31, 2002 various services were Contributed to the Company by members of its Board of Directors. The aggregate value of these contributed services was determined To be immaterial to the financial statements.

         During the 2002 fiscal year, the Company issued 1,691,951 post-split Shares of its common stock to an officer of the Company as Compensation for services rendered. These shares were valued at $0.002 per share, making a total compensation expense of $33,839.

NOTE 2 - GOING CONCERN

         As reported in the financial statements, the Company has an accumulated deficit of $211,737 at December 31, 2002 and has incurred a loss from operations for the year then ended. In addition, the Company has not established a reliable source of revenues, nor has it commenced business operations.

         These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital it could be forced to cease operations.

         In order to continue as a going concern and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) raising additional capital through new stock issuances and (2) seeking out and consummating a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

                             GRANT VENTURES, INC.
                         (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2002 and 2001


NOTE 2 - GOING CONCERN (Continued)

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 3 - COMMON STOCK TRANSACTIONS

         On July 2, 1983, the Company issued 433,333 shares of no par common stock at $0.02 per share in exchange for mining claims worth $8,000. On April 9, 1996, the Company executed a reverse stock split on a one share for ten basis. On the same date, the Company authorized fifty million (50,000,000) shares. On April 19, 1996, the Company issued 6,933,333 shares of its common stock for cash at $0.001 per share. The Company received a total of $7,500 from this issuance.

         On September 15, 1997, the Company reverse-split its common shares on a 0.65 to one basis. On the same date, the Company canceled the 6,933,000 common shares it had issued on April 19, 1996.

         On August 5, 1998, the Company issued 132,700 shares of its common stock at $0.04 per share for services rendered. The services were valued at $5,000. On August 10, 1998, the Company elected to reverse-split its common shares on a one for 1.5 basis.

         On August 24, 1999, the Company authorized a one for 100 reverse-split and canceled the reverse stock split on August 25, 1999. On August 30, 1999, the Company issued 8,000,000 shares of its common stock at $0.015 per share to directors of the Company as consideration for services rendered (see Note 4).

         On September 16, 1999, the Company issued 50,000 shares of its common stock at $0.20 per share to directors of the Company for services rendered. The compensation was based on the fair market value of the services performed.

         Each of the aforementioned stock transactions have been accounted for such that all stock splits are effective, retroactive to inception on July 1, 1983.

         On February 15, 2002 the Company's common stock was reverse-split on a 1 share for 2 share basis. The accompanying financial statements have been restated to reflect the reverse-split on a retroactive basis. The Company also changed its common stock from no par value to $0.001 par value per share.

         On February 24, 2002 the Company issued 1,691,983 post-split shares of its common stock to the Company's president as consideration for services rendered. The stock was valued at $0.02 per share, making a total compensation expense of $33,839.

                             GRANT VENTURES, INC.
                         (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2002 and 2001


NOTE 4 - DUE TO SHAREHOLDER

         During the year ended December 31, 2002, the Company had no operations, and did not generate cash inflows sufficient to cover its operating expenses. In order to assist the Company in continuing as a going concern, a shareholder of the Company has agreed to pay all Company expenses until such time that the Company is able to generate sufficient cash on its own. The Company's payable to this shareholder totaled $26,927 at December 31, 2002. This amount accrues no interest, and is due on demand. As of December 31, 2002, no demand for payment has been made.

                                    PART III


ITEM 1.    Index to Exhibits

    The following exhibits are filed with this registration statement:

Exhibit No.                  Exhibit Name

 2.1*           Articles of Merger
 3.1*           Articles of Incorporation and Certificate of Amendment (Nevada)
 3.2*           By-Laws of Registrant
 4.1*           Instrument defining rights of holders (See Exhibit No. 3.1,
                Certificate of Amendment to Articles of Incorporation,
                Article 2)

    *    Previously filed as an Exhibit to the Form 10-SB filed December 20,
         2002.


ITEM 2.   Description of Exhibits

See Item I above.


                                  SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                         Grant Ventures, Inc.
                                             (Registrant)



Date:   March 4, 2003                     By: /S/ GEOFF WILLIAMS
                                                  Geoff Williams
                                                  President, Chief Executive
                                                  Officer and Director

                                                                COVER LETTER

                                 LEONARD E. NEILSON
                                  ATTORNEY AT LAW
                              8160 South Highland Drive
                                     Suite 209
                                 Sandy, Utah 84093
Phone:  (801) 733-0800                                  Fax:  (801) 733-0808

                                   March 4, 2003


Securities and Exchange Commission
Attention Filing Desk:  Stop 1-4
450 Fifth Street, N.W.
Washington, DC 20549

Via EdgarLink

Re:    Grant Ventures, Inc.
       Registration statement on Form 10-SB
       Amendment No. 1

Commissioners:

    In response to your letter dated January 8, 2003, the attached Amendment No. 1 to the registration statement on Form 10-SB for Grant Ventures, Inc. (the "Company") is hereby submitted on behalf of the Company.

    As per your comment, a new paragraph has been added to the end of Part II
Item 1 on page 18 to set forth information concerning the SEC's view of securities issued by blank check companies. Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked. Please be further advised that financial statements and related information have also been updated and revised as necessary.

    Please direct your comments or questions with respect to the Company and its registration statement and the enclosed materials to the undersigned by telephone at (801) 733-0800, or by FAX at (801) 733-0808.

                                                 Yours truly,



                                                  Leonard E. Neilson
:ae
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